

OFFERING MEMORANDUM

facilitated by



Mary Celeste, LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Mary Celeste, LLC
State of Organization	MA
Date of Formation	11/02/2018
Entity Type	Limited Liability Company
Street Address	151 Front St, Marion MA, 02738
Website Address	https://www.marycelestemarion.com/

(B) Directors and Officers of the Company

Key Person	Michael Achilles
Position with the Company Title First Year	 Co-Founder 2018
Other business experience (last three years)	Mike is the founder of the Mary Celeste, LLC. By trade he is a technical and business consultant, startup advisor and entrepreneur. He has spent the last 20+ years working with large and small companies across four continents to continuously find ways to help them work at their peak. Mike is also well versed in sales, marketing, technology and operations. He is a certified Whiskey Ambassador and a certified Food Manager. **Managing Partner** (Mary Celeste, 2018-Present) - Restaurant and Bar startup. Leads all architecture, planning, construction and design for build out and will be an active manager when open. Secured revenue in 2019 for build out by consulting to mid-Atlantic technology company. **Consultant** (Various, 1997-Present) - Business and technical consultant to numerous organizations including Siemens, Anthem, Cengage, Cisco, Meijer, Simmons College and more.. **Startup Advisor** (Various, 2013-2019) - Startup Advisor offering technology, operations, marketing and sales support to Mundial Sports Group, Linehire, Mens Trading Post and more...

Key Person	Katie Achilles

Position with the Company
 	
             Title
        First Year
	
	Co-Founder
	2018

Other business experience (last three years)	Katie Achilles is co-founder and partner of the Mary Celeste, LLC. She recently returned to work as a Veterinarian at South Cape Veterinary in Falmouth after seven years of caring for their four children. Once the Mary Celeste is open, Katie will lead the philanthropic Mary Celeste Community Fund, a customer based donation fund at The Mary Celeste Whiskey and Wine Library to help give back to our local community.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Michael Achilles	51%
Katie Achilles	49%

(D) The Company's Business and Business Plan

INTRODUCING "THE MARY CELESTE"

The Mary Celeste has a long history in Marion and is known around the world as the "Ghost Ship". Back in 1872, Captain Benjamin Briggs, a Marion resident, set out to deliver industrial alcohol from New York to Italy on a large brigantine sailing vessel. Shortly after, the ship was found drifting with its ripped sails and its crew missing including the captain, his wife, and daughter among others. Numerous books have been published on the Mary Celeste, a couple of movies and even an episode by the Smithsonian.

148 years later, a long-standing village book shop became available in the coastal town of Marion and our founder, Mike Achilles, immediately knew he wanted to use that space as a place of conversation and education. The town of Marion is something special and many say right out of a Norman Rockwell painting. With its amazing people, proximity to major highways, and seasonal growth, it is the perfect location to bring people together to sip, taste, and learn about whiskey and wine.

Our founder presented the idea to the town and carefully crafted a plan taking into account the concerns of local businesses and residents. After numerous planning board visits and interest by

4

the residents, the town granted a change of use for the space from retail to restaurant. The town has also granted a liquor license to The Mary Celeste pending our final occupancy permit. The space itself is located on the first floor of a two-story building and all architectural, mechanical, fire, plumbing and electrical designs have been completed.

Construction is well underway with time spent on framing, structural repairs, custom shelves, bar area, and the footings for the new ADA ramp. With additional funds, we will finally be able to finish construction and open our doors.

BUSINESS MODEL

The Mary Celeste's business model is based on the idea of educating our customers on whiskey and wine. Our founder who is a certified Whiskey Ambassador believes in the drink less, drink better motto. With this as a foundation, we are anticipating having one of the largest collections of whiskeys and other brown spirits in the northeast totaling over 1,000 bottles. We will offer light appetizers and desserts that complement the drinks themselves including items such as Baked Brie with Walnut Bourbon and Cheddar Gouda Cheese Plate. For dessert, we will offer Chocolate Whiskey Souffle and Whiskey Cranachan amongst others.

Weekly tastings and periodic seminars are an important part of our strategy to attract and retain customers. Along with our founder, we will be inviting industry experts to lead those tastings and to lead periodic seminars on topics such as the distilling process, whiskey vs whisky and more.

With such a diverse collection, prices will vary depending on the exclusivity and rareness of the brand chosen. Our offering will however enable all customers to enjoy a beverage at a price point they can afford.

WHY YOU SHOULD INVEST

- Location: Centrally located in the coastal village of Marion between New Bedford and Cape Cod with easy access to RT 195, RT 495 and Rt 25.
- Exclusivity: Only whiskey bar and restaurant on the south coast of Massachusetts with the closest one 20 miles away.
- Town Approved: Our liquor license has already been approved and the town is eagerly awaiting our opening.

THE MARKET

When initiating this concept we intentionally looked at what our local competitors were doing and chose not to compete directly with them and are doing so by offering something different to our customers.

Locally, Brew Fish, Atlantic Grill, and Gateway Tavern all provide an excellent menu and we recommend you visit them when in town. Gateway Tavern has the most diverse range of whiskey with a small collection of 15+ bottles to choose from while the others are a little more limited in options. The vibe of the Mary Celeste is different from all of those though with our dim lights and light jazz music piped in. Being such, we anticipate The Mary Celeste complementing these businesses by offering a quiet, lounge-like environment where customers come before or after dinner to enjoy the comfort and conversation of their friends.

The closest "whiskey bar" is 20 miles north of Marion. The Charred Oak Tavern in Middleborough has a larger collection of whiskey and focuses heavily on dining. They are a competitor of ours however our market is the south coast which does not include the town of Middleborough.

TYPICAL CUSTOMER

The typical customer for the Mary Celeste is divided into four categories: Marion Patrons, Local Patrons, Seasonal Patrons, and Whiskey Aficionados.

Marion and Seasonal Patrons: Marion is a small town and is known for its sailing, tennis, golf, education, and art. The Mary Celeste is centrally located in the heart of the village within walking distance of the village residents and the faculty, staff, and parents of the well known Tabor Academy. We are also within walking distance of the Marion Art Center, Beverly Yacht Club, and Island Wharf where sailors from around the world embark on their journeys. As with many coastal towns, it is common for the population to double between Memorial Day and Labor Day.

Local Patrons: With a limited offering in the immediate area, we anticipate friends from the neighboring towns of Mattapoisett, Rochester, Fairhaven, and Wareham seeking us out regularly.

Whiskey Aficionados: It is not uncommon for those with a passion for whiskey to seek out events, tastings, and seminars as they become available. The south coast of Massachusetts has no offers currently so we are looking to capitalize on this.

FROM OUR FOUNDER

"We believe that our customers want to drink better but drink less. By giving them an education and options, we believe we can thrive as a business and provide an experience that will make them want to come back time and time again."

-Mike Achilles

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT

MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$25,000
Offering Deadline	September 16th, 2020

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering (it may not exceed $1,070,000)?	$60,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Renovation	$12,000	$12,000
Operating Reserves	$11,500	$44,400
Mainvest Compensation	$1,500	$3,600
TOTAL	$25,000	$60,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT

WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	4.0- 9.5%[2]
Payment Deadline	2024-10-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.5 x 1.4 x
Sharing Start Date	The first day after disbursement that the Company has revenues greater than one ($1) dollar
First Payment Date	Thirty (30) days after the last day of the calendar quarter ending not less than Sixty (60) days after the sharing start date.
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	.35%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 4.0% and a maximum rate of 9.5% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$25,000	4.0%
$33,750	5.4%
$42,500	6.8%
$54,200	8.6%
$60,000	9.5%

[3] To reward early participation, the investors who contribute the first $20,000.0 raised in the offering will receive a 1.5x cap. Investors who contribute after $20,000.0 has been raised in the offering will receive a 1.4x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited liability company interests are equity securities, with voting rights, whereas the revenue sharing notes being offered are debt securities with no voting rights.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Michael Achilles	51%
Katie Achilles	49%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Fundbox	$6,200	%	02/28/2021	FIXED

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Historical milestones

Mary Celeste, LLC has been operating since November, 2018 and has since achieved the following milestones:

- Town of Marion approved liquor license in June 2019
- ABCC granted liquor license in August 2019
  Achieved revenue of $211,025 in 2019 for consulting operation.
- Achieved profit of $150,283 in 2019 for consulting operation.

Historical financial performance is not necessarily predictive of future performance.

Other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Mary Celeste, LLC's fundraising. However, Mary Celeste, LLC may require additional funds from alternate sources at a later date. Mary Celeste, LLC has a $6,500 credit line with Fundbox and a balance of $6,200 that will mature on 2/28/2021.

Forecasted milestones

Mary Celeste, LLC forecasts the following milestones:

- Hire for the following positions by September 2020: Manager, Bartenders, Cook, Dishwasher
- Achieve $669,288 revenue per year by 2021 for restaurant and bar operations

Subsequent events to historical financials

Since the latest available financial statements of Mary Celeste, LLC, we have had the following material changes and trends:

- Consulting revenue concluded in February 2020
- Added partners capital of $5,000 per month during renovation to support ongoing operational costs of the leased space and insurance starting in March 2020.
- Qualified Improvement Property (QIP) Depreciation in 2020 of $170,000

Other challenges

Mary Celeste, LLC has had the following other challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the Financial Statements:

- Cost of buildout increased in 2019 delaying opening date

No operating history for RESTAURANT AND BAR OPERATIONS

Mary Celeste, LLC was established in November 2018 to begin construction as a restaurant and bar however the buildout is not complete. Accordingly, there are limited financial statements and information for investors to review for the restaurant and bar operation. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its 5-year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

The Mary Celeste, LLC	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$669,288	$682,674	$696,327	$710,254	$724,459
Cost of goods sold	$152,418	$155,466	$158,576	$161,747	$164,982
Gross profit	$516,870	$527,207	$537,752	$548,507	$559,477
OpEx					
Rent	$29,280	$29,280	$29,280	$29,280	$29,280
Utilities	$12,000	$12,300	$12,608	$12,923	$13,246
Insurance	$6,000	$6,150	$6,304	$6,461	$6,623
Advertising	$14,400	$14,688	$14,982	$15,281	$15,587
Legal & Professional	$1,000	$1,025	$1,051	$1,077	$1,104
Office and Admin	$2,244	$2,289	$2,335	$2,381	$2,429
Payroll	$146,367	$150,026	$153,777	$157,621	$161,562
Manager salary	$72,800	$74,620	$76,486	$78,398	$80,358
Benefits	$24,000	$24,600	$25,215	$25,845	$26,492
Workmens Comp	$1,963	$2,012	$2,062	$2,114	$2,167
Leasehold Depreciation QIP	$170,000	$0	$0	$0	$0
Taxes	$41,831	$42,667	$43,520	$44,391	$45,279
Total	$521,885	$359,657	$367,618	$375,773	$384,125
Operating Profit	-$5,015	$167,550	$170,133	$172,734	$175,352

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$90,804.72
Cash & Cash Equivalents	$0	$8,411.89
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$6,147.22
Revenues/Sales	$0	$211,025.00
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$165.00
Net Income	$0.00	$150,283.44

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V